Exhibit 99.1

Condensed Consolidated Interim Financial Statements
Q1 2025

Caledonia Mining Corporation

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At March 31, 2025 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee comprise of four independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

These unaudited condensed consolidated interim financial statements have not been audited by the Group’s independent auditor.

The unaudited condensed consolidated interim financial statements for the period ended March 31, 2025 were approved by the Board of Directors and signed on its behalf on May 12, 2025.

(Signed) J.M. Learmonth	(Signed) R.I. Jerrard

Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the		Three months ended March 31,
Unaudited	Note	2025	2024	2023
			Restated*	Restated*
Revenue		56,178	38,528	29,435
Royalty		(2,771)	(1,934)	(1,480)
Production costs	6	(22,622)	(18,960)	(19,850)
Depreciation	13	(3,859)	(3,819)	(2,255)
Gross profit		26,926	13,815	5,850
Net foreign exchange (loss) gain	7	(1,252)	(4,882)	36
Administrative expenses	8	(4,598)	(2,611)	(5,938)
Net derivative financial instrument expense		(1,592)	(302)	(434)
Equity-settled share-based credit (expense)	9.2	144	(201)	(110)
Cash-settled share-based expense	9.1	(158)	(53)	(280)
Other expenses	10	(843)	(600)	(640)
Other income		66	164	18
Operating profit (loss)		18,693	5,330	(1,498)
Finance income	11	6	6	5
Finance cost	11	(900)	(732)	(772)
Profit (loss) before tax		17,799	4,604	(2,265)
Tax expense		(6,636)	(2,530)	(2,380)
Profit (loss) for the period		11,163	2,074	(4,645)

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		207	(144)	(369)
Total comprehensive income for the period		11,370	1,930	(5,014)

Profit (loss) attributable to:
Owners of the Company		8,915	1,486	(5,356)
Non-controlling interests		2,248	588	711
Profit (loss) for the period		11,163	2,074	(4,645)

Total comprehensive income attributable to:
Owners of the Company		9,122	1,342	(5,725)
Non-controlling interests		2,248	588	711
Total comprehensive income for the period		11,370	1,930	(5,014)

Earnings (loss) per share
Basic earnings (loss) per share ($)		0.45	0.07	(0.32)
Diluted earnings (loss) per share ($)		0.45	0.07	(0.32)

* Refer to note 27.

The accompanying notes on pages 7 to 34 are an integral part of these consolidated financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “R.I. Jerrard”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		March 31,	December 31,	January 1,
As at	Note	2025	2024	2024
				*Restated
Assets
Exploration and evaluation assets	12	98,550	97,326	94,272
Property, plant and equipment	13	192,131	189,456	179,649
Deferred tax asset		233	264	153
Total non-current assets		290,914	287,046	274,074

Income tax receivable		216	355	1,120
Inventories	14	25,317	23,768	20,304
Derivative financial assets		–	–	88
Trade and other receivables	15	17,268	12,675	9,952
Prepayments	16	7,776	6,748	2,538
Cash and cash equivalents	17	8,728	4,260	6,708
Assets held for sale	18	13,520	13,512	13,519
Total current assets		72,825	61,318	54,229
Total assets		363,739	348,364	328,303

Equity and liabilities
Share capital	19	165,408	165,408	165,068
Reserves		138,508	138,465	137,819
Retained loss		(83,782)	(89,996)	(97,143)
Equity attributable to shareholders		220,134	213,877	205,744
Non-controlling interests		22,835	20,587	18,456
Total equity		242,969	234,464	224,200

Liabilities
Deferred tax liabilities		48,319	48,418	46,123
Provisions	20	10,585	9,664	10,985
Loans and borrowings	21	1,219	1,500	–
Loan note instruments	22	10,460	8,313	6,447
Cash-settled share-based payment	9.1	628	411	374
Lease liabilities		194	199	41
Total non-current liabilities		71,405	68,505	63,970

Cash-settled share-based payment	9.1	674	634	920
Income tax payable		4,363	2,958	10
Lease liabilities		140	95	167
Loans and borrowings	21	1,455	1,174	–
Loan note instruments	22	1,093	855	665
Trade and other payables	23	28,222	26,647	20,503
Overdrafts	17	13,300	12,928	17,740
Liabilities associated with assets held for sale	18	118	104	128
Total current liabilities		49,365	45,395	40,133
Total liabilities		120,770	113,900	104,103
Total equity and liabilities		363,739	348,364	328,303

*Refer to note 27.

The accompanying notes on pages 7 to 34 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance January 1, 2023*		83,471	(9,787)	132,591	14,997	(80,529)	140,743	16,946	157,689
Transactions with owners:
Dividends declared		–	–	–	–	(627)	(627)	(1,512)	(2,139)
Share-based payments:
Shares issued on settlement of incentive plan awards	9.1	351	–	–	–	–	351	–	351
Equity-settled share-based expense	9.2	–	–	–	110	–	110	–	110
Shares issued:
Bilboes acquisition		62,394	–	–	–	–	62,394	–	62,394
Equity raise (net of transaction cost)	19	10,014	–	–	–	–	10,014	–	10,014
Total comprehensive income:
(Loss) profit for the period*		–	–	–	–	(5,356)	(5,356)	711	(4,645)
Other comprehensive income for the period		–	(369)	–	–	–	(369)	–	(369)
Balance at March 31, 2024*		156,230	(10,156)	132,591	15,107	(86,512)	207,260	16,145	223,405

Balance December 31, 2023*		165,068	(10,409)	132,591	15,637	(97,143)	205,744	18,456	224,200
Transactions with owners:
Dividends declared		–	–	–	–	(5,373)	(5,373)	(756)	(6,129)
Share-based payments:
Shares issued on settlement of incentive plan awards	9.1	79	–	–	–	–	79	–	79
Equity-settled share-based expense	9.2	–	–	–	201	–	201	–	201
Total comprehensive income:
Profit for the period*		–	–	–	–	1,486	1,486	588	2,074
Other comprehensive income for the period		–	(144)	–	–	–	(144)	–	(144)
Balance at March 31, 2024*		165,147	(10,553)	132,591	15,838	(101,030)	201,993	18,288	220,281

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity (continued)

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance at December 31, 2024		165,408	(10,525)	132,591	16,399	(89,996)	213,877	20,587	234,464
Transactions with owners:
Dividends declared		–	–	–	–	(2,701)	(2,701)	–	(2,701)
Share-based payments:
Equity-settled share-based expense	9.2	–	–	–	(164)	–	(164)	–	(164)
Total comprehensive income:
Profit for the period		–	–	–	–	8,915	8,915	2,248	11,163
Other comprehensive income for the period		–	207	–	–	–	207	–	207
Balance at March 31, 2025		165,408	(10,318)	132,591	16,235	(83,782)	220,134	22,835	242,969
	Note	19

*Refer to note 27.

The accompanying notes on pages 7 to 34 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		Three months ended March 31,
	Note	2025	2024

Cash inflow from operations	24	18,709	6,535
Interest received		6	6
Finance costs paid	26	(543)	(573)
Tax paid	26	(4,831)	(1,081)
Net cash inflow from operating activities		13,341	4,887

Cash flows used in investing activities
Acquisition of property, plant and equipment	26	(7,250)	(3,741)
Acquisition of exploration and evaluation assets	12	(1,229)	(430)
Acquisition of Put options		(1,592)	(240)
Net cash used in investing activities		(10,071)	(4,411)

Cash flows from financing activities
Dividends paid	26	(1,387)	(2,720)
Payment of lease liabilities		(181)	(37)
Loan notes - solar bond issue receipts (net of transaction cost)	22.1	2,387	–
Net cash from / (used in) financing activities		819	(2,757)

Net increase / (decrease) in cash and cash equivalents		4,089	(2,281)
Effect of exchange rate fluctuations on cash and cash equivalents		7	(847)
Net cash and cash equivalents at the beginning of the period		(8,668)	(11,032)
Net cash and cash equivalents at the end of the period	17	(4,572)	(14,160)

The accompanying notes on pages 7 to 34 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These unaudited consolidated interim financial statements as at and for the three months ended March 31, 2025 are of the Company and its subsidiaries (the “Group”). The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol – “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia listed on the Victoria Falls Stock Exchange (“VFEX”) (symbol – “CMCL”) on December 2, 2021. Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation

2.1	Prior year error

In preparation of the consolidated financial statements for the year ended December 31, 2024, an error was identified in the calculation of the deferred tax liabilities of Blanket. The change impacts the Company’s previously filed consolidated financial statements from December 31, 2019. The non-cash restatement was corrected in the opening balances from January 1, 2024 in these unaudited condensed consolidated interim financial statements, as presented in note 27.

2.2	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2024.

2.3	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;
•	equity-settled share-based payment arrangements measured at fair value on the grant date; and
•	derivative financial assets and derivative financial liabilities measured at fair value.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

2	Basis of preparation (continued)

2.4	Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 7 for foreign exchange effects related to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and the Zimbabwe Gold ("ZiG").

3	Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively. Key accounting assumptions, estimates and judgements applied in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those applied in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2024.

4	Material accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual consolidated financial statements for the year ended December 31, 2024. In addition, the accounting policies have been applied consistently throughout the Group.

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Zimbabwean Government pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of US$30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed an assessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).

•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest.

•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.

•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

USD		Effective	NCI subject	Balance of facilitation
		interest &	to	loan[3]
	Shareholding	NCI recognised	facilitation loan	March 31, 2025	December 31, 2024
NIEEF	16%	3.20%	12.80%	6,723	6,723
Community Trust	10%	10.00%	–%	–	–
BETS[1,2]	10%	–%	–%	3,535	3,535
	36%	13.20%	12.80%	10,258	10,258

1 The shares held by BETS are effectively treated as treasury shares.

2 Accounted for under IAS19 Employee Benefits.

3 Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	2025	2024
Balance at January 1	10,258	13,397
Interest incurred	–	229
Dividends used to repay loan	–	(944)
Balance at March 31	10,258	12,682

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

6	Production costs

	2025	2024
Blanket Mine	21,686	18,176
Salaries and wages	8,350	7,113
Consumable materials	6,965	6,319
Electricity costs	3,697	3,196
Safety	255	220
Share-based expense (note 9)	248	90
On mine administration	1,487	823
Security	421	305
Solar operations and maintenance services	224	51
Pre-feasibility exploration costs	39	59

Bilboes	936	784
Salaries and wages	312	281
Consumable materials	270	169
Electricity costs	120	105
Share-based expense (note 9)	17	31
On mine administration	217	220

	22,622	18,960

7	Net foreign exchange (loss) gain

The 2024 Monetary Policy Statement issued by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) on April 5, 2024 replaced the RTGS$ with a new currency that co-circulates with other foreign currencies in the Zimbabwean economy, named Zimbabwe Gold (“ZiG”). The ZiG was introduced at a rate of ZiG13.56:USD1 on April 5, 2024 and all RTGS$ balances were converted from RTGS$ to ZiG using an exchange rate of ZiG1:RTGS$2,499.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

The official exchange rate of the ZiG weakened from ZiG13.99:USD1 to ZiG25.80:USD1 at December 31, 2024 to ZiG26.77:USD1 at March 31, 2025 resulting in foreign exchange losses on the ZiG-denominated prepayments, VAT and Bullion sales receivables as indicated in the table below in the first three months of 2025.

The retention threshold on gold receipts in 2024 was 75% in US Dollars and the balance in ZiG. The retention threshold was revised downwards to 70% in US Dollars effective February 6, 2025. The table below illustrates the effect the weakening of the ZiG, RTGS$ and other foreign currencies had on the consolidated statement of profit or loss.

	2025			2024				2023
	ZiG	Other	Total	RTGS$		Other	Total	RTGS$	Other	Total
Unrealised foreign exchange (losses) gains	(339)	(251)	(590)	*(1,486)		169	*(1,317)	*(434)	686	*252
Taxation and VAT	(35)	–	(35)	*(738)		–	*(738)	*(107)	–	*(107)
Cash, receivables and intercompany loans	(304)	(251)	(555)	(748)		169	(579)	(327)	686	359

Realised foreign exchange (losses) gains	(657)	(5)	(662)	(3,559)		(6)	(3,565)	(207)	(9)	(216)
Bullion sales receivable	(159)	–	(159)	(1,293)		–	(1,293)	(301)	–	(301)
Cash and cash equivalents	(42)	(5)	(47)	#(1,026)		(6)	(1,032)	(326)	(9)	(335)
Taxation, VAT and other receivables	(56)	–	(56)	(364)		–	(364)	(66)	–	(66)
Trade and other payables and prepayments	(400)	–	(400)	(876)		–	(876)	486	–	486

Net foreign exchange (loss) gain	(996)	(256)	(1,252)	*(5,04	5)	163	*(4,882)	*(641)	677	*36

#	Losses incurred due to cash held by way of Letter of credit ("LC") denominated in RTGS$. Delays in conversion of the LC resulted in a devaluation of the asset when the RTGS$ devaluated.
*	Refer to note 27.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

8	Administrative expenses

	2025	2024
Investor relations	173	135
Audit fee	134	79
Advisory services fees	396	244
Listing fees	121	149
Directors fees – Company	196	170
Directors fees – Blanket	14	19
Employee costs	1,686	1,355
Employee costs – settlements group	786	–
Employee costs – bonuses group	458	(150)
Other office administration cost	70	52
Information technology and communication cost – Group related	52	83
Management liability insurance	222	353
Travel costs	290	122
	4,598	2,611

9	Share-based payments

9.1	Cash-settled share-based payments

9.1.1	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

PUs have a performance condition, determined on their grant date, based on metrics, such as, gold production, average normalised controllable cost per ounce of gold, resource development at Blanket Mine, financing and construction of Bilboes sulphide project and a performance period of one to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

PUs have rights to dividends only after they have vested.

PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is a 42% - 96% probability that the performance conditions will be met and therefore a 42% - 96% (December 31, 2024: 28%-110%) average performance multiplier was used in calculating the estimated liability.

The liability as at March 31, 2025 amounted to $1,302 (December 31, 2024: $1,045). Included in the liability as at March 31, 2025 is an amount of $285 (2024: $99 2023: $394) that was expensed and classified as production costs; refer to note 6.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments (continued)

9.1	Cash-settled share-based payments (continued)

9.1.1	Restricted Share Units and Performance Units (continued)

The cash-settled share-based expense for PUs for the period amounted to $158 (2024: $53, 2023: $280). During the period PUs to the value of $Nil were settled in share capital (net of employee tax) (2024: $79, 2023: $351) with the employee tax portion recognised in profit or loss.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	March 31, 2025	December 31, 2024
	PUs	PUs
Risk free rate	4.23%	4.55%
Fair value (USD)	12.49	9.41
Share price (USD)	12.49	9.41
Performance multiplier percentage	42% - 96%	28%-110%
Volatility	1.15	0.77
January exercise price – 2021 awards (USD)	–	11.89
January exercise price – 2022 awards (USD)	9.18	11.89
April exercise price – 2023 awards (USD)	12.49	10.87
April exercise price – 2024 awards (USD)	12.49	–

Share units granted:	PUs	PUs
Grant - January 11, 2021	–	35,341
Grant - May 14, 2021	–	482
Grant - June 1, 2021	–	375
Grant - June 14, 2021	–	199
Grant - September 6, 2021	–	229
Grant - September 20, 2021	–	230
Grant - October 11, 2021	–	225
Grant - November 12, 2021	–	923
Grant - December 1, 2021	–	225
Grant - January 11, 2022	19,011	41,381
Grant - January 12, 2022	278	556
Grant - May 13, 2022	1,436	1,894
Grant - July 1, 2022	949	1,899
Grant - October 1, 2022	900	1,800

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments (continued)

9.1	Cash-settled share-based payments (continued)

9.1.1	Restricted Share Units and Performance Units (continued)

	March 31, 2025	December 31, 2024
Share units granted:	PUs	PUs
Grant - April 7, 2023	44,188	73,462
Grant - June 1, 2023	478	617
Grant - June 7, 2023	446	572
Grant - August 10, 2023	4,061	5,514
Grant - September 1, 2023	1,388	1,617
Grant - October 3, 2023	9,509	14,258
Grant - April 8, 2024	154,870	169,141
Grant - June 10, 2024	1,406	1,406
Grant - June 17, 2024	1,155	1,155
Grant - July 1, 2024	1,461	1,461
Grant - August 12, 2024 RSU dividends reinvested	1,554	1,554
Settlements/ terminations	(24,768)	(110,235)
Total awards outstanding	218,322	246,281

On April 1, 2025 84,209 PUs vested and 151,551 PUs were granted to certain management and employees within the Group.

9.2	Restricted Share Units and Performance Units

9.2.1	EPUs

PUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“EPUs”) have a performance condition, determined on their grant date, based on gold production, average normalised controllable cost per ounce of gold, resource development at Blanket Mine, financing and construction of Bilboes sulphide project and a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

9	Share-based payments (continued)

9.2	Restricted Share Units and Performance Units (continued)

9.2.1	EPUs (continued)

The fair value of the EPUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance percentage. At the reporting date it was assumed that there is a 41% - 87% probability that the performance conditions will be met and therefore a 41% - 87% (December 31, 2024: 42% - 105%) performance multiplier was used in calculating the expense. The equity-settled share-based expense for EPUs as at March 31, 2025 amounted to a credit of ($144) (2024: $201, 2023: $110). An amount of ($20) (2024: $Nil; 2023: $Nil) was classified as production costs; refer to note 6.

The following assumptions were used in estimating the fair value of the equity-settled share-based payment on:

Grant date	January 24, 2022	April 7, 2023	April 8, 2024	May 13, 2024
Number of units – remaining at reporting date	113,693	80,773	125,433	13,140
Share price (USD) - grant date	11.50	16.91	10.91	10.01
Fair value (USD) - grant date	10.15	15.33	9.53	10.02
Performance multiplier percentage at grant date	100%	100%	100%	100%
Performance multiplier percentage at March 31 2025	41%	42%	87%	87%

On April 1, 2025 113,693 vested and 129,540 EPUs and 6,004 restricted equity share units were granted to certain management and employees within the Group.

10	Other expenses

	2025	2024
Intermediated Money Transaction Tax*	532	254
Community and social responsibility cost	305	346
Other	6	–
	843	600

*	Intermediated Money Transfer Tax ("IMTT”) is tax chargeable in Zimbabwe on transfer of physical money, electronically or by any other means, and charged at 2% per transaction in Zimbabwe.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

11	Finance income and finance cost

	2025	2024
Finance income received - Bank	6	6

Unwinding of rehabilitation provision - Blanket (note 20)	255	198
Finance cost - Leases	9	3
Finance cost – Overdrafts	261	357
Finance cost - Solar loan notes payable (note 22)	278	174
Finance cost - Loans and borrowings (note 21)	97	–
Total finance cost	900	732

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

12	Exploration and evaluation assets

	Bilboes Gold	Motapa	Maligreen	GG	Sabiwa	Abercorn	Valentine	Total
Balance at January 1, 2024	73,573	10,592	5,998	3,723	294	27	65	94,272
Decommissioning asset estimation adjustment	(961)	(882)	8	–	–	–	–	(1,835)
Exploration costs:
- Consumables and drilling	–	1,792	19	–	–	–	–	1,811
- Contractor	–	14	5	–	–	–	–	19
- Labour	–	576	–	51	–	–	–	627
- Power	–	74	3	–	–	–	–	77
- Other	–	67	–	–	–	–	–	67
Preliminary economic assessment and feasibility study	2,288	–	–	–	–	–	–	2,288
Balance at December 31, 2024	74,900	12,233	6,033	3,774	294	27	65	97,326

Balance at January 1, 2025	74,900	12,233	6,033	3,774	294	27	65	97,326
Decommissioning asset estimation adjustment	81	13	7	–	–	–	–	101
Exploration costs:
- Consumables and drilling	–	68	–	–	–	–	–	68
- Contractor	–	69	–	–	–	–	–	69
- Labour	–	149	–	–	–	–	–	149
- Other	–	56	23	–	–	–	–	79
Preliminary economic assessment and feasibility study	758	–	–	–	–	–	–	758
Balance at March 31, 2025	75,739	12,587	6,063	3,774	294	27	65	98,550

Non cash acquisitions of exploration and evaluation assets for the period consist of ($107) (December 31, 2024: $1,054) included in trade and other payables at March 31, 2025.

There were no impairment indicators during 2025 on exploration and evaluation assets.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

13	Property, plant and equipment

Cost	Land and Buildings	Right of use asset	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant & Equipment	Furniture & Fittings	Motor Vehicles	Total
Balance at January 1, 2024	16,686	501	118,398	35,628	71,445	1,861	3,605	248,124
Additions*	214	265	128	25,012	1,532	243	187	27,581
Impairments#	(29)	–	–	–	(3,367)	–	–	(3,396)
Disposals	–	–	–	–	–	(3)	(233)	(236)
Derecognition	–	(256)	–	–	–	–	–	(256)
Reallocations between asset classes	–	–	24,900	(25,573)	673	–	–	–
Foreign exchange movement	–	(4)	–	–	–	(11)	–	(15)
Balance at December 31, 2024	16,871	506	143,426	35,067	70,283	2,090	3,559	271,802

Balance at January 1, 2025	16,871	506	143,426	35,067	70,283	2,090	3,559	271,802
Additions*	–	–	–	5,444	850	236	–	6,530
Disposals	–	–	–	–	–	–	(20)	(20)
Reallocations between asset classes	–	–	4,663	(7,244)	2,581	–	–	–
Foreign exchange movement	–	7	–	–	–	19	1	27
Balance at March 31, 2025	16,871	513	148,089	33,267	73,714	2,345	3,540	278,339

*	Included in additions is the change in estimate for the decommissioning asset of $565 (2024: $317).
#	Included in the 2024 impairments are drill rigs with a net book value amount of $309, Lima plant at $1,204 and sinking headgear of $91 and other assets of $107. These assets were impaired to a net book value amount of $Nil, as management no longer intends to use it in the manner originally intended and being derecognised.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

13	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Right of use asset	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant & Equipment	Furniture & Fittings	Motor Vehicles	Total
Balance at January 1, 2024	9,362	345	17,806	786	35,820	1,255	3,101	68,475
Depreciation for the year	1,102	127	7,189	77	7,099	205	222	16,021
Impairment for the period	22	–	–	–	1,689	–	–	1,711
Accumulated depreciation and impairment – impairments	(29)	–	–	–	(3,367)	–	–	(3,396)
Accumulated depreciation on disposals	–	–	–	–	–	(2)	(202)	(204)
Accumulated depreciation derecognised assets	–	(256)	–	–	–	–	–	(256)
Foreign exchange movement	–	2	–	–	–	(7)	–	(5)
Balance at December 31, 2024	10,457	218	24,995	863	41,241	1,451	3,121	82,346

Balance at January 1, 2025	10,457	218	24,995	863	41,241	1,451	3,121	82,346
Depreciation for the period	270	28	1,830	–	1,639	55	37	3,859
Accumulated depreciation on disposals	–	–	–	–	–	–	(10)	(10)
Foreign exchange movement	–	–	–	–	–	12	1	13
Balance at March 31, 2025	10,727	246	26,825	863	42,880	1,518	3,149	86,208

Carrying amounts
At December 31, 2024	6,414	288	118,431	34,204	29,042	639	438	189,456
At March 31, 2025	6,144	267	121,264	32,404	30,834	827	391	192,131

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

14	Inventories

	2025	December 31, 2024
Consumable stores*	21,840	20,712
Gold in progress and Ore Stockpile#	3,477	3,056
	25,317	23,768

*	Included in consumables stores is an amount of ($2,105) (2024: ($2,105)) for provision for obsolete stock for items that are not compatible with plant and equipment currently in use. Write down of inventory amounted to $Nil for 2025 (2024: $312).
#	Gold work in progress balance as at March 31, 2025 consists of 3,159 ounces (2024: 3,442 ounces) of gold. The ore stockpile relates to a surface stockpile of approximately 15,000 tonnes (2024: 8,487 tonnes) of crushed ore representing approximately six days of target mill throughput. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained gold ounces is based on assay data, and the estimated recovery percentage based on the expected processing method.

15	Trade and other receivables

	2025	December 31, 2024
Bullion sales receivable*	8,440	4,095
VAT receivables#	8,297	8,164
Deposits for stores, equipment and other receivables	531	416
	17,268	12,675

*

The carrying value of trade receivables is considered a reasonable approximation of fair value and are short term in nature. No provision for expected credit losses was recognised in the current or prior period as none of the debtors were past due and there has been no historic credit losses on debtors. Up to the date of approval of these financial statements all of the outstanding bullion sales receivable were settled in full.

#	Blanket received VAT refunds of $4.8 million on the online tax management portal (“TARMS”), of which $2.5 million will be applied against future tax liabilities.

16	Prepayments

	2025	December 31, 2024
Caledonia Mining South Africa (Proprietary) Limited (“CMSA”) suppliers	117	462
Blanket Mine third party suppliers - USD	3,003	1,689
Blanket Mine third party suppliers - ZiG	4,518	4,289
Other prepayments	138	308
	7,776	6,748

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

17	Cash and cash equivalents

	2025	December 31, 2024
Bank balances	8,728	4,260
Cash and cash equivalents	8,728	4,260
Overdrafts	(13,300)	(12,928)
Net cash and cash equivalents	(4,572)	(8,668)

	Date drawn	Expiry	Repayment term	Principal value (million)	Balance drawn at March 31, 2025 (million)
Overdraft facilities
Stanbic Bank Limited - ZiG	Mar-24	Jun-25	On demand	ZiG6.5	$Nil
Stanbic Bank Limited - USD	Mar-24	Jun-25	On demand	$4.0	$2.5
CABS Bank - USD	Oct-24	Oct-25	On demand	$0.8	$0.7
Ecobank - USD	Mar-24	Feb-26	On demand	$6.0	$5.9
Nedbank - USD	Apr-24	Apr-26	On demand	$7.0	$4.2

Letter of credit
Stanbic Bank Limited - USD		Jun-25		$2.5	$Nil

18	Assets and liabilities associated with assets held for sale

	2025	December 31, 2024
Non-current assets held for sale
Solar plant	13,520	13,512
Liabilities associated with assets held for sale
Site restoration liability	118	104

In the second quarter of 2023 management embarked on a marketing process to locate a buyer for the Company’s solar plant located next to Blanket Mine. Various offers were received and a counterparty with a non-binding offer was given exclusivity to further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity in Africa. The offer was received from a reputable global renewable energy operator and management was in an advanced stage of executing agreements to sell the solar plant. It was proposed that the new owners will exclusively supply Blanket with electricity from the plant, on a take-or-pay basis and in doing so secure Blanket’s future power supply. This has the benefit of realising a cash profit on the sale of the plant and generate cash for reinvestment in our gold projects. In addition, management can focus on Caledonia’s core business of gold mining.

On September 28, 2023 the Board approved management to further negotiate the purchase of the solar plant with the potential buyer. The assets were available for sale in their condition on September 28, 2023 and therefore met the criteria to be classified as held for sale.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

18	Assets and liabilities associated with assets held for sale (continued)

Management determined the value of the solar plant as the lower of the fair value less cost to sell and the carrying amount. The proceeds of the disposal are expected to substantially exceed the carrying amount of the related net assets and accordingly no impairment losses have been recognised on the classification of the solar plant. The asset was classified as property, plant and equipment before the reclassification to assets held for sale.

The change in estimate for the liability held for sale is mainly due to the Blanket Mine’s LoM that was extended to 2041, during 2024 (that is inclusive of inferred resources and is based on an internal estimate representing management’s best estimate of the LoM inclusive of the latest drilling results).

Caledonia announced on October 1, 2024 that it has signed a conditional sale agreement for the entire issued share capital of its Zimbabwe subsidiary, Caledonia Mining Services (Private) Limited ("CMS"), which owns and operates the 12.2MWac solar plant that supplies power to Blanket Mine. CMS is to be sold to CrossBoundary Energy Holdings ("CBE") for $22.4 million, subject to the fulfilment of outstanding conditions precedent. The extension of the classification of the solar plant as an asset held for sale beyond the 12 months is supported by the ongoing commitment from the board to sell the solar plant to CBE. The time for the outstanding conditions to be fulfilled in line with the agreement was outside of management’s control.

During 2024 the faulty transformers were impaired at a carrying amount of $385 and replaced at a cost of $408.

Completion of the solar plant sale was successful on April 11, 2025. The purchase consideration of $22.4 million was paid in cash, and the power generation of the solar plant will continue to be sold to Blanket Mine by way of a power purchase agreement. Upon completion of the sale, Caledonia realised a pre-tax profit of $9 million on the $13.4 million construction cost of the solar plant.

19	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount
January 1, 2024	19,188,073	165,068
Shares issued:
- share-based payment - employees	6,787	83
- share-based payment - employees	14,694	220
- equity raise	5,000	37
December 31, 2024	19,214,554	165,408
March 31, 2025	19,214,554	165,408

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

20	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and projects and represent the site and environmental restoration costs, estimated to be paid as a result of mining activities or previous mining activities. For the Blanket Mine site restoration costs are capitalsed in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalised cost are amortised over the life of the mine and the provision is unwound over the period to estimated restoration. For properties in the exploration and evaluation phase, such as the Bilboes, Maligreen and Motapa projects, site restoration costs are capitalised in exploration and evaluation assets with an increase in the provision at the undiscounted value of the estimated cost of site rehabilitation.  Subsequently the costs capitalised are not amortised and the provision is not unwound.

Reconciliation of site restoration provisions	2025	December 31, 2024
Blanket Mine
Balance January 1	5,280	4,766
Unwinding of discount (note 11)	255	197
Change in estimate (Blanket Mine) (note 13)	565	317
Balance	6,100	5,280

Motapa, Maligreen and Bilboes Gold
Balance January 1	4,384	6,219
Change in estimate (Motapa) (note 12)	13	(882)
Change in estimate (Maligreen) (note 12)	7	8
Change in estimate (Bilboes Gold) (note 12)	81	(961)
Balance	4,485	4,384

Total balance	10,585	9,664

Current	–	–
Non-current	10,585	9,664
	10,585	9,664

The discount rate in calculating the present value of the Blanket Mine provision is 4.62% (2024: 4.86%) and is based on a risk-free rate and cash flows are estimated at an average 2.37% inflation (2024: 2.14%). The gross rehabilitation costs, before discounting, amounted to $7,842 (2024: $7,491) for Blanket Mine as at March 31, 2025.

The undiscounted gross rehabilitation costs for exploration and evaluation assets as at March 31, 2025, amounted to $3,586 (2024: $3,505) for Bilboes Holdings, $597 (2024: $584) for Motapa and $302 (2024: $295) for Maligreen.

During 2025 the site restoration provisions for all sites will be reassessed.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

21	Loans and borrowings

	2025	December 31, 2024

Balance January 1	2,674	–
Cashflows
Amounts received	–	3,000
Repayment - capital	–	(326)
Repayment - finance cost	(97)	(293)

Non-cashflows
Finance cost*	97	293

Balance	2,674	2,674

* Finance cost are accounted for using the effective interest rate method as disclosed in note 11.

Current	1,455	1,174
Non-current	1,219	1,500
	2,674	2,674

	Currency	Nominal interest rate	Face Value	Carrying value
Unsecured term loan - CABS	USD	8.25% + 12 months SOFR#	2,674	2,674

# Secured Overnight Funding Rates (“SOFR”)

22	Loan note instruments

Loan note instruments - finance costs		2025	2024
Solar loan notes	22.1	278	174
		278	174

Loan note instruments - financial liabilities		2025	December 31, 2024
Solar loan notes	22.1	11,553	9,168
		11,553	9,168

Current		1,093	855
Non-current		10,460	8,313
		11,553	9,168

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

22	Loan note instruments (continued)

22.1	Solar loan notes

Following the commissioning of Caledonia’s wholly owned solar plant on February 2, 2023, the decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market by way of issuing loan notes pursuant to a loan note instrument (“bonds”). The bonds were issued by the Zimbabwean registered entity owning the solar plant, Caledonia Mining Services (Private) Limited. The bonds carry an interest rate of 9.5% payable bi-annually and have a tenure of 3 years from the date of issue. The bond repayments are guaranteed by the Company. $11.5 million of bonds were in issue at March 31, 2025 (December 31, 2024: $9 million). All bonds were issued to Zimbabwean registered commercial entities. The bonds were transferred to Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a subsidiary of the Company, except for the bonds issued in April 2024 and January 2025 which were directly issued by CHZ.

A summary of the bonds is as follows:

	2025	December 31, 2024
Balance January 1	9,168	7,112
Amounts received	2,500	2,000
Transaction costs	(113)	(30)
Finance cost accrued	278	846
Repayment - finance cost paid	(280)	(760)
Balance	11,553	9,168

Current	1,093	855
Non-current	10,460	8,313
	11,553	9,168

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

23	Trade and other payables

	2025	December 31, 2024
Trade payables	8,455	8,036
Electricity accrual	2,693	1,670
Audit fee	682	562
Dividends due	3,836	2,522
Other payables	1,370	924
Financial liabilities	17,036	13,714

Production and management bonus accrual - Blanket Mine	1,191	529
Other employee benefits - other	3,487	2,235
Other employee benefits - settlement	–	1,081
Leave pay	3,433	2,838
Bonus accrual	1,154	1,115
Tailings storage facility - accrual	1,351	1,351
Other accruals	570	3,784
Non-financial liabilities	11,186	12,933
Total	28,222	26,647

24	Cash flow information

	2025	2024
Operating profit	18,693	5,330
Adjustments for:
Unrealised foreign exchange losses (gains) (note 7)	590	1,317
Cash-settled share-based expense (note 9.1)	158	53
Share-based expense included in production costs (note 9)	265	99
Cash portion of cash-settled share-based expense	(186)	(613)
Equity-settled share-based expense (note 9.2)	(144)	201
Depreciation (note 13)	3,859	3,819
Fair value loss on derivative instruments	1,592	302
Site restoration provision adjustment on assets and liabilities held for sale	6	–
Loss on disposal of property, plant and equipment (note 13)	10	–
Cash generated from operations before working capital changes	24,843	10,508
Inventories	(1,533)	(272)
Prepayments	(187)	(1,640)
Trade and other receivables	(4,656)	1,157
Trade and other payables	242	(3,218)
Cash generated from operations	18,709	6,535

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

25	Operating segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Blanket Mine, Bilboes oxide mine, exploration and evaluation assets (“E&E projects”) and South Africa describe the Group's reportable segments. The Blanket operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited, Blanket Mine (1983) (Private) Limited, Blanket’s satellite projects and Caledonia Mining Services (Private) Limited (“CMS solar”). The Bilboes oxide mine segment comprises the oxide mining activities. The E&E projects segment includes the exploration and evaluation activities of the Bilboes sulphide project as well as the Motapa and Maligreen projects. The South African segment represents the sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) are responsible for corporate administrative functions within the Group and contribute to the strategic decision making process of the CEO and are therefore included in the disclosure below and combined with corporate and other reconciling amounts that do not represent a separate segment. Information regarding the results of each reportable segment is included below.

Performance is measured based on profit before income tax, as included in the internal management report that is reviewed by the Group's CEO. Segment profit or exploration and evaluation cost is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

25	Operating segments (continued)

Information about reportable segments

For the three months ended March 31, 2025	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Revenue	55,004	–	1,174	–	–	–	56,178
Inter-segmental revenue	–	4,112	–	–	(4,112)	–	–
Royalty	(2,701)	–	(70)	–	–	–	(2,771)
Production costs	(21,678)	(3,596)	(936)	–	3,595	(7)	(22,622)
Depreciation	(4,049)	(39)	–	–	240	(11)	(3,859)
Net foreign exchange (loss) gain	(992)	122	(3)	–	(14)	(365)	(1,252)
Administrative expenses	(551)	(1,321)	(108)	(2)	4	(2,620)	(4,598)
Management fee	(684)	684	–	–	–	–	–
Net derivative financial instrument expense	–	–	–	–	–	(1,592)	(1,592)
Equity-settled share-based expense	–	–	–	–	–	144	144
Cash-settled share-based expense	–	–	–	–	–	(158)	(158)
Other expenses	(814)	–	(22)	–	–	(7)	(843)
Other income	401	(277)	–	–	(4)	(54)	66
Finance income	–	157	–	–	(567)	416	6
Finance cost	(908)	(7)	(1)	(53)	567	(498)	(900)
Profit (loss) before tax	23,028	(165)	34	(55)	(291)	(4,752)	17,799
Tax expense	(6,579)	22	9	–	72	(160)	(6,636)
Profit (loss) after tax	16,449	(143)	43	(55)	(219)	(4,912)	11,163

As at March 31, 2025	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Non-current (excluding intercompany)	201,217	1,044	–	98,885	(5,766)	(4,466)	290,914
Current (excluding intercompany, including assets held for sale)	69,431	2,321	–	791	(1,585)	1,867	72,825
Additions on evaluation and exploration assets (note 12)	–	–	–	1,123	–	–	1,123
Additions on property, plant and equipment (note 13)	6,877	15	–	–	(362)	–	6,530
Assets held for sale (note 18)	13,520	–	–	–	–	–	13,520
Intercompany balances	55,727	21,207	915	–	(217,651)	139,802	–

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

25	Operating segments (continued)

As at March 31, 2025	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment liabilities:
Non-current (excluding intercompany)	(66,396)	(196)	–	(4,182)	(3)	(628)	(71,405)
Current (excluding intercompany)	(37,078)	(3,981)	–	(2,017)	–	(6,289)	(49,365)
Intercompany balances	(16,510)	(38,168)	–	(78,597)	217,651	(84,376)	–

For the three months ended March 31, 2024	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Revenue	37,695	–	833	–	–	–	38,528
Inter-segmental revenue	–	3,788	–	–	(3,788)	–	–
Royalty	(1,892)	–	(42)	–	–	–	(1,934)
Production costs	(18,501)	(3,308)	(784)	–	3,633	–	(18,960)
Depreciation	(4,007)	(33)	–	–	232	(11)	(3,819)
Net foreign exchange (loss) gain	*(4,986)	(36)	(60)	–	(5)	205	*(4,882)
Administrative expenses	(51)	(513)	(1)	(2)	2	(2,046)	(2,611)
Management fee	(682)	682	–	–	–	–	–
Fair value loss on derivative liabilities	–	–	–	–	–	(302)	(302)
Equity-settled share-based expense	–	–	–	–	–	(201)	(201)
Cash-settled share-based expense	–	–	–	–	–	(53)	(53)
Other expenses	(593)	–	(7)	–	–	–	(600)
Other income	65	1	–	–	(2)	100	164
Finance income	–	159	–	–	(683)	530	6
Finance cost	(893)	(2)	(89)	(21)	683	(410)	(732)
Profit (loss) before tax	6,155	738	(150)	(23)	72	(2,188)	4,604
Tax expense	(2,306)	(224)	–	–	–	–	(2,530)
Profit (loss) after tax	3,849	514	(150)	(23)	72	(2,188)	2,074

*Refer to note 27.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

25	Operating segments (continued)

As at March 31, 2024	Zimbabwe	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Non-current (excluding intercompany)	188,112	794	–	93,367	(5,212)	(2,754)	274,307
Current (excluding intercompany, including assets held for sale)	45,574	2,054	–	666	(1,662)	838	47,470
Additions on evaluation and exploration assets	–	–	–	430	–	–	430
Additions on property, plant and equipment	3,641	108	–	–	(151)	–	3,598
Assets held for sale	13,486	–	–	–	–	–	13,486
Intercompany balances	47,378	16,893	(90)	–	(149,135)	84,954	–

Segment liabilities:
Current (excluding intercompany)	(30,207)	(1,857)	–	(2,030)	–	(4,056)	(38,150)
Non-current (excluding intercompany)	*(56,947)	–	–	(5,932)	4	(471)	*(63,346)
Intercompany balances	(21,275)	(35,458)	–	(6,342)	149,135	(86,060)	–

*Refer to note 27.

For the three months ended March 31, 2023	Blanket	South Africa	Bilboes oxide mine	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	29,263	–	172	–	–	29,435
Inter-segmental revenue	–	2,109	–	(2,109)	–	–
Royalty	(1,471)	–	(9)	–	–	(1,480)
Production costs	(16,079)	(2,111)	(3,346)	1,686	–	(19,850)
Depreciation	(2,794)	(36)	–	585	(10)	(2,255)
Net foreign exchange (loss) gain	*(638)	(65)	(4)	354	389	*36
Administrative expenses	(39)	(676)	(216)	–	(5,007)	(5,938)
Management fee	(560)	560	–	–	–	–
Fair value loss on derivative liabilities	–	–	–	–	(434)	(434)
Equity-settled share-based expense	–	–	–	–	(110)	(110)
Cash-settled share-based expense	–	–	–	394	(674)	(280)
Other expenses	(638)	–	(2)	–	–	(640)
Other income	5	13	–	–	–	18
Finance income	–	5	–	–	–	5
Finance cost	(518)	112	(1)	–	(365)	(772)
Profit (loss) before tax	6,531	(89)	(3,406)	910	(6,211)	(2,265)
Tax expense	*(1,870)	(73)	–	(137)	(300)	*(2,380)
Profit (loss) after tax	4,661	(162)	(3,406)	773	(6,511)	(4,645)

*Refer to note 27.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

25	Operating segments (continued)

As at January 1, 2024	Zimbabwe	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Non-current (excluding intercompany)	188,426	697	–	92,664	(5,294)	(2,419)	274,074
Current (excluding intercompany, including assets held for sale)	51,236	2,363	–	401	(1,757)	1,986	54,229
Additions on evaluation and exploration assets	–	–	–	76,693	–	–	76,693
Additions on property, plant and equipment	43,496	120	–	–	(2,570)	(11,440)	29,606
Assets held for sale	13,519	–	–	–	–	–	13,519
Intercompany balances	44,452	16,844	(214)	–	(145,523)	84,441	–

Segment liabilities:
Non-current (excluding intercompany)	*(57,626)	–	–	(5,932)	4	(416)	*(63,970)
Current (excluding intercompany)	(31,747)	(4,421)	–	(1,755)	–	(2,210)	(40,133)
Intercompany balances	(24,412)	(34,193)	–	(5,691)	145,523	(81,227)	–

*Refer to note 27.

Major customer

Revenues from Fidelity amounted to $20,464 (2024: $7,012; 2023: $29,435) for the twelve months ended March 31, 2025 representing ounces 6,659 ounces (2024: 4,189 ounces, 2023: 15,797 ounces).

The Group has made $15,639 (2024: $31,516, 2023: $Nil) of sales to AEG and $20,075 (2024: $Nil, 2023: $Nil) to Stonex Financial Limited up to March 31, 2025, representing 5,547 ounces (2024: 14,687 ounces, 2023: Nil ounces) and 7,182 ounces (2024: Nil ounces, 2023: Nil ounces) respectively. Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

26	Supplemental disclosure of cash flow items

Finance cost paid	2025	2024
Finance cost (note 11)	900	732
Non cash - loan note interest (note 22)	(93)	42
Non cash - Unwinding of rehabilitation provision (note 20)	(255)	(198)
Non cash - Finance cost on leases	(9)	(3)
	543	573

Tax paid	2025	2024
Net income tax payable (receivable) at January 1	2,603	(1,110)
Current tax expense	6,698	2,599
Acquisition of Bilboes Gold tax liability	–	10
Foreign currency movement	(323)	(396)
Net income tax payable March 31,	(4,147)	(22)
	4,831	1,081

Acquisition of property, plant and equipment	2025	2024
Additions	6,530	3,598
Net property, plant and equipment included in prepayments	812	6
Net property, plant and equipment included in trade and other payables	473	(651)
Right of use asset recognition (note 13)	–	788
Change in estimate for decommissioning asset - adjustment capitalised in property, plant and equipment (note 20)	(565)	–
	7,250	3,741

Dividends paid	2025	2024
Opening balance dividends due	2,522	1,048
Dividends declared	2,701	6,129
Closing balance dividends due	(3,836)	(4,457)
	1,387	2,720

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

27	Prior year error – restatement of comparative information

In preparation of the consolidated financial statements for the year ended December 31, 2024, an error was identified in the accounting interpretation related to the calculation of deferred tax liabilities at Blanket. The non-cash restatement does not affect income tax calculations or submissions.

In October 2018, the RTGS$ was introduced in Zimbabwe at 1:1 to the USD. The RTGS$ was deemed the only legal tender in Zimbabwe, and all liabilities held previously were to be denominated in RTGS$. In 2019, Practice Note 26 required all income tax returns to be calculated in RTGS$ for transactions occurring prior to introducing the multi-currency regime in 2023.

Blanket’s deferred tax liabilities were incorrectly calculated in RTGS$ and accounted for as a monetary item where RTGS$ deferred tax temporary differences were translated to the USD functional currency. Gains related to the devaluation of the deferred tax liabilities were realised in profit or loss. Transactions from 2019 to 2022 affected the deferred tax liability calculation and continued to be denominated in RTGS$ in accordance with the legislated tax regime after the multi-currency regime was introduced. The accounting for the deferred tax liabilities in RTGS$ with the translation to USD remained consistent in all previous consolidated financial statements, yet the carrying value of the deferred tax liabilities should have been denominated in USD rather than RTGS$. The error, stemming from January 1, 2019, was corrected from the earliest period presented in these condensed consolidated interim financial statements, as presented in the table below.

Consolidated statements of profit or loss and other comprehensive income

For the periods ended	March 31, 2024			March 31, 2023
	As previously reported	Adjustment	As restated	As previously reported	Adjustment	As restated
Net foreign exchange (loss) profit	(4,139)	(743)	(4,882)	1,533	(1,497)	36
Tax expense	(2,530)	–	(2,530)	(3,502)	1,122	(2,380)
Profit (loss) profit for the period	2,817	(743)	2,074	(4,270)	(375)	(4,645)
Total comprehensive income for the period	2,673	(743)	1,930	(4,639)	(375)	(5,014)
Non-controlling interests	686	(98)	588	760	(49)	711
Basic (loss) earnings per share ($)	0.10	(0.03)	0.07	(0.30)	(0.02)	(0.32)
Diluted (loss) earnings per share ($)	0.10	(0.03)	0.07	(0.30)	(0.02)	(0.32)

Consolidated statements of financial position

As at	January 1, 2024
	As previously reported	Adjustment	As restated
Retained loss	(63,172)	(33,971)	(97,143)
Non-controlling interests	24,477	(6,021)	18,456
Deferred tax liabilities	6,131	39,992	46,123

Further information on the material weakness identified as a result of the error is disclosed in section 12 of the MD&A.

28	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities to report.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

28	Subsequent events

There were no significant subsequent events between March 31, 2025 and the date of issue of these financial statements other than included in the preceding notes, or below, to the condensed consolidated interim financial statements.

28.1	Asset-base financing

Potential asset-based financing of $1.6 million for vehicles is being finalised with Nedbank.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

DIRECTORS AND OFFICERS at May 12, 2025

BOARD OF DIRECTORS	OFFICERS
J. L. Kelly (2) (3) (5) (7)	M. Learmonth (4) (5) (6) (7)
Non-executive Director	Chief Executive Officer
Connecticut, United States of America	Jersey, Channel Islands

M. Learmonth (4) (5) (6) (7)	R. Jerrard (5) (6)
Chief Executive Officer	Chief Financial Officer (From April 1, 2025)
Jersey, Channel Islands	Jersey, Channel Islands

N. Clarke (3) (4) (5) (7)	A. Chester (6) (7)
Non-executive Director	General Counsel, Company Secretary and Head of
Cornwall, United Kingdom	Risk and Compliance
Jersey, Channel Islands
G. Wildschutt (1) (3) (5) (7)
Non-executive Director	J. Mufara (4) (5) (6) (7)
Johannesburg, South Africa	Chief Operating Officer
Johannesburg, South Africa
G. Wylie (1) (2) (3) (4) (5)
Non-executive Director	BOARD COMMITTEES
Tas-Silema, Malta	(1) Audit Committee
(2) Compensation Committee
V. Gapare (4) (5) (7)	(3) Nomination and Corporate Governance
Executive Director	Committee
Harare, Zimbabwe	(4) Technical Committee
(5) Strategic Planning Committee
T. Gadzikwa (1) (2) (3) (5)	(6) Disclosure Committee
Chair Audit Committee Non-executive Director	(7) ESG Committee
Johannesburg, South Africa

S. Buys (3) (4) (5) (7)
Non-executive Director
Surrey, United Kingdom

L. Goldwasser (1) (2) (3) (5)
Non-executive Director
Florida, United States of America

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended March 31, 2025, 2024 and 2023

(in thousands of United States Dollars, unless indicated otherwise)

CORPORATE DIRECTORY as at May 12, 2025

CORPORATE OFFICES		BANKER	BROKER	SOLICITORS (continued)
Jersey		Barclays	Liberum	Dorsey & Whitney LLP (US)
Head and Registered Office		Level 11	Ropemaker Place, Level 12	TD Canada Trust Tower
Caledonia Mining Corporation Plc		1 Churchill Place	25 Ropemaker Street	Brookfield Place
B006 Millais House		Canary Wharf	London	161 Bay Street
Castle Quay		London E14 5HP	EC2Y 9LY	Suite 4310
St Helier				Toronto, Ontario
Jersey, Channel Islands JE2 3NF		NOMINATED ADVISOR		M5J 2S1
		Cavendish Securities PLC	REGISTRAR AND TRANSFER AGENT	Canada
South Africa		One Bartholomew Close	Computershare
Caledonia Mining South Africa Proprietary Limited		London	150 Royall Street,	Gill, Godlonton and Gerrans (Zimbabwe)
No. 1 Quadrum Office Park		EC1A 7BL	Canton,	Beverley Court
Constantia Boulevard		Tel: +44 20 7220 0500	Massachusetts, 02021	100 Nelson Mandela Avenue
Floracliffe			Tel: +1 800 736 3001 or +1 781 575 3100	Harare, Zimbabwe
South Africa		MEDIA AND INVESTOR RELATIONS
		Capital Market Communication Limited (“Camarco”)	SOLICITORS
Zimbabwe		APCO Worldwide	Mourant (Jersey)	Bowman Gilfillan Inc (South Africa)
Caledonia Holdings Zimbabwe (Private) Limited		Floor 5, 40 Strand	22 Grenville Street	11 Alice Lane
P.O. Box CY1277		London WC2N 5RW	St Helier	Sandton
Causeway, Harare		Tel: +44 20 3757 4980	Jersey JE4 8PX	Johannesburg
Zimbabwe			Channel Islands	2196
South Africa
Capitalisation (May 12, 2025)		SHARE TRADING SYMBOLS	Borden Ladner Gervais LLP (Canada)
Authorised:	Unlimited	NYSE American - Symbol “CMCL”	Bay Adelaide Cantre, East Tower	AUDITOR
		AIM - Symbol “CMCL”	22 Adelaide Street West	BDO South Africa Incorporated
Shares, Warrants and Options Issued:		VFEX - Symbol “CMCL”	Suite 3400	Wanderers Office Park
Shares:	19,294,784		Toronto, ON, Canada	52 Corlett Drive
Options:	10,000		M5H 4E3	Illovo 2196
South Africa
Tel: +27(0)10 590 7200